Filed pursuant to Rules 424(b)(3) & (5)
Registration No. 333-105635
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 5, 2003)

10,000 Shares

COMMERCIAL NET LEASE REALTY, INC.

6.70% Series B Cumulative Convertible Perpetual Preferred Stock

$2,500 per share

          We are selling 10,000 shares of 6.70% Series B Cumulative Convertible Perpetual Preferred Stock to The County Employees’ And Officers’ Annuity & Benefit Fund of Cook County under this Prospectus Supplement.

          Dividends on the Series B preferred shares offered hereby are cumulative from the date on which they are issued and are payable quarterly in arrears, commencing on September 15, 2003, at the rate of 6.70%.
          The Series B preferred shares generally are convertible on and after the first anniversary from the date on which the shares are issued, at the option of the holders, into a number of shares of our common stock equal to $2,500 divided by 1.15 times the price of a share of our common stock as reported on the New York Stock Exchange at the close of business on the business day immediately prior to the date of issuance of the Series B preferred shares, subject to certain anti-dilution adjustments.
          We generally may not redeem the Series B preferred shares prior to the fifth anniversary from the date on which the shares are issued. After that time, we may redeem the Series B preferred shares, in whole or in part, at $2,500 per share, plus any accrued and unpaid dividends. The Series B preferred shares have no stated maturity date. The Series B preferred shares will generally not have voting rights, with certain limited exceptions.
          There is currently no public market for our Series B preferred shares.

       Investing in our Series B preferred shares involves risks. See “Risk Factors” beginning on page S-5 of this Prospectus Supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      CNL Securities Corp., a related party to us, is acting as placement agent in this offering. See “Plan of Distribution” beginning on page S-15 of this prospectus supplement for a further discussion of this relationship. The shares are expected to be delivered to The County Employees’ And Officers’ Annuity & Benefit Fund of Cook County on or about August 13, 2003.

	Per
	Share	Total

Public Offering Price	$2,500	$25,000,000
Placement Agent Fee	$50	$500,000
Proceeds to Us (before expenses)	$2,450	$24,500,000

      The date of this prospectus supplement is August 12, 2003.

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than their respective dates.

HOW TO OBTAIN MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You also may read our filings at the SEC’s Web site at http://www.sec.gov.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus supplement and accompanying prospectus do not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or Web site. Our statements in this prospectus supplement and accompanying prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

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      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it. This means that we have disclosed important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act file number 0-12989):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 28, 2003.

•	Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed with the SEC on April 18, 2003.

•	Current Reports on Form 8-K, filed with the SEC on July 25, 2003 (two filed).

•	Quarterly Report for the quarter ended March 31, 2003, filed with the SEC on May 7, 2003.

•	Quarterly Report for the quarter ended June 30, 2003, as filed with the SEC.

•	The description of our Series B preferred shares contained in the Registration Statement on Form 8-A, as filed with the SEC.

      All documents that we file after the date of this prospectus supplement but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus supplement and will be part of the prospectus supplement from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus supplement will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus supplement, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

      Commercial Net Lease Realty, Inc.

450 South Orange Avenue, Suite 900
Orlando, Florida 32801
Attention: Kevin B. Habicht
(telephone number (407) 265-7348)

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SUMMARY

      The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. In this prospectus supplement, the words “the Company,” “we,” “our,” “ours” and “us” refer to Commercial Net Lease Realty, Inc. and its subsidiaries and joint ventures, unless the context indicates otherwise. The following summary contains basic information about the offering.

The Company

      We are a fully integrated, self-administered equity real estate investment trust (REIT) formed in 1984 that acquires, owns, manages and indirectly develops a diversified portfolio of high quality, single-tenant buildings, which may include retail, office or industrial properties that are generally leased to creditworthy businesses under full-credit, long-term commercial net leases.

      Our acquisition strategy focuses on properties that are well-located for their intended uses, taking into account market factors (including trade area demographics, employment base and transportation hubs) and property/site characteristics (including access and visibility, traffic counts, customer linkages and intermodal connectivity). These properties attract a wide array of established corporate tenants, such as Eckerd, Best Buy, Barnes & Noble, OfficeMax, Home Depot and Wal-Mart. We believe that single-tenant net-leased properties offer attractive opportunities for stable current returns and potential capital appreciation. In addition, management believes that the location and design of single-tenant properties provide flexibility in use and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

      We generally acquire properties that are newly constructed or re-developed as of the time of acquisition. In addition, we generally acquire properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. Our leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Such leases typically do not limit our recourse against the tenant and any guarantor in the event of a default and for this reason are considered “full-credit” leases. Our properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years.

      As of the date of this prospectus, we own (or in certain limited cases ground lease), either directly or through investment interests, 350 properties, located in 39 states.

      Our principal office is located at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801 and our telephone number is (407) 265-7348.

Recent Developments

      Property Acquisition. In August 2003, we acquired two Class A office buildings originally owned and occupied by MCI WorldCom, Inc. located in an area of Arlington, Virginia known as Pentagon City (the Washington, D.C. metropolitan area). The purchase price for the buildings was $142.8 million, and was funded through the proceeds that we received from a public offering of our common stock in July 2003 and borrowings under our $225 million credit facility. In addition to the purchase price, we are committed to fund $28.9 million for building and tenant improvements, and other costs related to the lease described below.

      Tenant and Lease Term. The properties are leased to The United States of America (“USA”) to be used as the headquarters of the Transportation Security Administration (“TSA” ). The lease was executed in December 2002 and TSA began occupying space in the buildings in phases beginning in January 2003. The lease will expire in 2014.

      Property Description. The properties include two Class A office buildings containing an aggregate of 540,707 rentable square feet. (491,607 usable square feet for purposes of calculating rent) and a two-level garage with 1,079 parking spaces.

      Lease Summary. USA executed a modified net lease (i.e., the landlord pays certain property related operating costs), that commenced for a portion of the properties in December 2002. Once fully occupied, USA will pay $17.2 million in annual rent for the buildings plus $1.2 million in annual rent for the parking structure. USA is responsible for the actual amount of real estate taxes above the base year amount and increases in operating expenses above a base year amount of $2.7 million, subject to a consumer price index (“CPI”) cap. As landlord, we will be responsible for property insurance. Although our expected current return on the office properties is less than the return on other properties in our portfolio, we believe that the acquisition provides a unique opportunity to enter the office sector.

Core Business Objectives

      We focus on producing consistent results from long-term net-leased real estate. Protecting and growing our dividend is our main priority. We execute this mandate by adhering to the following operating disciplines.

•	Know Value. Shareholder value begins through excellent property acquisitions or efficient property development. Sound real estate underwriting is fundamental. We understand the basic tenets of single-tenant real estate value: (1) location; (2) replacement cost; and (3) market rent. Shareholder value is enhanced through profitable and timely disposition of selected properties.

•	Strong Tenants. We enhance real estate value by leasing to creditworthy tenants. We target tenants that are leaders in their respective market segments/industries and which have the financial strength to compete effectively.

•	Reduce Risk. We seek to mitigate risk through a long-term net-lease structure. To avoid initial lease-up risks, we generally acquire properties which are fully leased under a long-term, full-credit lease. We believe that our emphasis on full-credit, long-term (10 to 20 years), triple-net leases will produce a predictable long-term income stream.

•	Portfolio diversification. We pursue portfolio diversification by (1) tenant mix; (2) line of trade/industrial classification; (3) property type; and (4) geographic location.

•	Conservative Capital Structure. We seek to operate with a moderate use of leverage. We believe that our portfolio of properties and the predictability and stability of the underlying cash flow will permit us to obtain attractive long-term debt financing. We intend to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50%.

•	Build-to-Suit Development Capabilities. Through our affiliation with Commercial Net Lease Realty Services, Inc., we provide build-to-suit development to retailers. These build-to-suit services allow us to offer retail tenants a wider range of services and we believe tenants often prefer that we develop the property because we can reduce overall construction costs. Upon completing the development and construction of a property, Commercial Net Lease Realty Services may sell the completed property to us or to an unrelated third party.

The Offering

Securities offered	10,000 shares of 6.70% Series B Cumulative Convertible Perpetual Preferred Stock

Price per share	$2,500

Dividends	Investors will be entitled to receive cumulative cash dividends on the Series B preferred shares at a rate of 6.70% per year of the $2,500 per share liquidation preference (equivalent to $167.50 per year per share). Beginning on September 15, 2003, dividends on the Series B preferred shares will be payable quarterly in arrears on the fifteenth day of each March, June, September and December or, if not a business day, the next succeeding business day, without any additional interest or adjustment for such delay. Dividends on the Series B preferred shares will accrue and be cumulative from the date of their original issuance. The first dividend, which will be paid on September 15, 2003, will be for less than a full quarter and will reflect dividends accumulated from the original issuance.

Optional redemption	We may not redeem the Series B preferred shares prior to the fifth anniversary of the date on which the Series B preferred shares are issued, except in limited circumstances relating to our continued qualification as a REIT. On and after that time, we may, at our option, redeem the Series B preferred shares, in whole or from time to time in part, by payment of $2,500 per share, plus any accrued but unpaid dividends to the date of redemption. Any partial redemption of the Series B preferred shares will be on a pro rata basis.

No maturity	The Series B preferred shares have no maturity, and we are not required to redeem the Series B preferred shares.

Liquidation preference	If we liquidate, dissolve or wind up, holders of the Series B preferred shares will have the right to receive $2,500 per share, plus accrued and unpaid dividends (whether or not declared) up to the date of payment, before any payments are made to the holders of our common stock and any other capital stock ranking junior to the Series B preferred shares as to liquidation rights. The rights of the holders of the Series B preferred shares to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our stock ranked on a parity with the Series B preferred shares, including our 9% Series A Non-Voting Preferred Stock.

Ranking	The Series B preferred shares will rank senior to our common stock and on a parity with our 9% Series A Non-Voting Preferred Stock and any other parity securities that we may issue in the future with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution and winding up.

Voting rights	Holders of the Series B preferred shares generally have no voting rights. However, if we do not pay dividends on the Series B preferred shares for six or more quarterly periods (whether or not consecutive), the holders of the Series B preferred shares, voting together with the holders of the 9% Series A Non-Voting Preferred Stock and any other series of preferred stock on a parity with our Series B preferred shares that has similar voting rights, will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay all dividends that we owe on the Series B preferred shares and all other series of parity preferred stock. In addition, the affirmative vote of at least two-thirds of the Series B preferred shares is required for us to authorize, create or increase capital stock ranking senior to the

Series B preferred shares or to amend our charter in a manner that materially and adversely affects the rights of the holders of the Series B preferred shares.

Restrictions on Ownership and Transfer	We must meet certain ownership requirements in order to qualify as a REIT under the Internal Revenue Code. In order to meet these requirements, we will take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including the Series B preferred shares.

Conversion	The Series B preferred shares generally are convertible on and after the first anniversary from the date on which the shares are issued, at the option of the holders, into a number of shares of our common stock equal to $2,500 divided by 1.15 times the price of a share of our common stock as reported on the New York Stock Exchange at the close of business on the business day immediately prior to the date of issuance of the Series B preferred shares, subject to certain anti-dilution adjustments.

Use of proceeds	We will use the net proceeds from the sale of the Series B preferred shares to repay existing indebtedness.

Risk factors	See “Risk Factors” beginning on page S-5 of this prospectus supplement.

Ratio of Earnings to Fixed Charges and Preferred Dividends

      Our consolidated ratio of earnings to fixed charges for the six months ended June 30, 2003 was 2.64 and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 was 2.80, 2.09, 2.34, 2.44 and 3.05, respectively. Our consolidated ratio of earnings to fixed charges and preferred dividends was 2.31 for the six months ended June 30, 2003 and 2.44 for the year ended December 31, 2002. Prior to 2002, we did not have preferred dividends.

RISK FACTORS

      In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully review the following considerations in determining whether to purchase the Series B preferred shares.

Absence of public market for the Series B preferred shares.

      We do not intend to apply for listing of the Series B preferred shares on any national securities exchange or for quotation on the Nasdaq National Market. As a result, there is currently no public market for the Series B preferred shares, and we cannot assure that an active trading market will develop or that at any time the Series B preferred shares may be resold at or above their stated value of $2,500 per share.

A substantial portion of our revenue is derived from a small number of tenants.

      Eckerd accounted for approximately 12.7% of the annualized base rental income from our properties, or base rent, as of June 30, 2003. Our next five largest tenants – Best Buy, OfficeMax, Barnes & Noble, Academy and Borders – accounted for an aggregate of approximately 25.7% of our base rent at June 30, 2003. The default, financial distress or bankruptcy of one or more of these tenants could cause additional vacancies among our properties. Vacancies reduce our revenues until we are able to re-lease the affected properties and could decrease the ultimate sale value of each such vacant property. Upon the expiration of the leases that are currently in place, we may not be able to re-lease a vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

      Assuming the acquisition of the properties described in “Recent Developments,” the USA lease as of June 30, 2003 would have accounted for approximately 16.8% of the annualized base rental income from all of our properties and Eckerd would have accounted for approximately 10.6% of the annualized base rental income from all of our properties.

Vacant properties or bankrupt tenants could adversely affect our business.

      As of June 30, 2003, we owned 11 vacant, unleased properties, which account for 3.1% of the total gross leasable area of our portfolio. We are actively marketing these properties for sale or re-lease, but may not be able to sell or re-lease these properties on favorable terms or at all. Additionally, seven properties, representing 2.9% of the total gross leasable area of our portfolio, are leased to four tenants that have each filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As a result, each of the tenants has the right to reject or affirm its leases with us, which, if rejected, could increase our vacancy rate. The lost revenues and increased property expenses resulting from the rejection by any bankrupt tenant of any of their respective leases with us could have a material adverse affect on our liquidity and results of operations and our funds available for distribution to our stockholders if we are unable to re-lease the properties at comparable rental rates and in a timely manner.

Risks associated with our acquisition of two office buildings in Arlington, Virginia.

Risks related to acquiring property from a bankrupt estate.

      In August 2003, we acquired two office buildings originally owned and occupied by MCI WorldCom, Inc. located in an area in Arlington, Virginia, known as Pentagon City for a purchase price of $142.8 million. In addition to this purchase price, we are committed to fund additional amounts for building and tenant improvements, currently estimated to be $28.9 million and other costs related to the lease. Because MCI WorldCom is in bankruptcy, the properties were sold by order of the U.S. Bankruptcy Court in the Southern District of New York for the benefit of the creditors of WorldCom, Inc.

      The purchase contract for these properties from bankruptcy did not contain many of the representations and warranties regarding the properties which are customarily obtained from private sellers and we acquired the properties on an “as-is, where-is” basis from a bankrupt seller. As a result, we may have no recourse if there are pre-existing problems or conditions at the properties.

Risks related to a U.S. Government lease.

      The Pentagon City buildings are leased in their entirety to the USA, initially to be used by the TSA, a recently created federal agency. U.S. Government leases differ in many respects from leases with other commercial tenants and differ from the leases we have with other tenants, particularly tenants in our retail properties. For example, among other things, the lease with the USA for the Pentagon City properties provides that:

•	We cannot provide for acceleration of the government’s payment obligations under the lease even if the government does not make a payment when due or otherwise defaults under the lease;

•	We are required to maintain and repair the buildings in accordance with specific standards and criteria set forth in the lease;

•	In performing our maintenance and other obligations under the lease, we must comply with various federal statutes pertaining to government contracts;

•	The lease requires us to comply with certain statutes relating to, among other things, gratuities to government officials and contingent fees and kickbacks, equal opportunity, use of small businesses, a drug-free workplace, small disadvantaged business concerns and women-owned small businesses, and affirmative action for special disabled and Vietnam-era veterans and handicapped workers. If we fail to comply with such standards, the government may be entitled to terminate the lease or to seek offset against the lease payments;

•	In the event we fail to perform our obligations under the lease, the government may be entitled to offset from the lease payments the costs incurred by the government in performing such obligations or deduct from lease payments the value of the services not being performed;

•	The government may substitute as a tenant any federal government agency or agencies at any time.

      We are required to pay a base amount of real estate taxes on the property each year. In addition, under the lease, we are required to perform certain building and tenant improvements, the cost of which may exceed our estimates. Also, we are required to pay for insurance. The presence of a U.S. Government tenant may increase insurance premiums in the future or may result in increased security costs.

      Unlike tenants under some of our other leases, the government is only required to pay increases in operating expenses in excess of a base year amount up to the amount of the annual increases in the CPI and we will be responsible for increases in operating expenses above the amount of the CPI increase.

      The lease contemplates that TSA will take occupancy of the buildings in multiple phases. Rent due under the lease is based upon the square footage occupied by TSA. To the extent TSA does not occupy the space on the timetable we anticipate, the revenues generated by the buildings may be less than anticipated.

      The lease for the entire property expires in ten years, which will increase the risk of re-leasing and could result in substantial costs to re-configure the buildings for a new tenant or tenants.

The loss of certain members of our management team could adversely affect our business.

      We depend upon the services of James M. Seneff, Jr., as chairman of the board of directors and chief executive officer, and of Gary M. Ralston, as president. Loss of the services of either of Mr. Seneff or Mr. Ralston could have a material adverse effect on our business and financial condition. We have entered into employment agreements with both Mr. Seneff and Mr. Ralston. Our agreement with Mr. Seneff does not require that he devote all of his efforts to the Company, nor is it expected that he will devote all of his efforts to the Company.

Mr. Seneff’s ability to devote his full attention to us is limited.

      Mr. Seneff manages numerous business ventures, and his responsibilities to these other ventures will reduce the amount of time that he may devote to us.

We may not be able to repay our debt financing obligations.

      While our organizational documents do not limit the level or amount of debt that we may incur, it is our current policy to maintain a ratio of total indebtedness to total assets (before accumulated depreciation) of not more than 50%. However, this policy is subject to reevaluation and modification by the board of directors without shareholder approval. If the board of directors modifies this policy to permit a higher degree of leverage and we incur additional indebtedness, debt service requirements would increase accordingly. Such an increase could adversely affect our financial condition and results of operations. In addition, increased leverage could increase the risk that we may default on our debt obligations, with resulting losses to our cash flow and asset value.

      We are subject to the risks associated with debt financing. These risks include our possible inability to generate cash through our operating activities sufficient to meet our required payments of principal and interest and that rising interest rates may cause the rate on our variable rate credit facility to rise. In addition, we may not be able to repay or refinance existing indebtedness, which generally will not have been fully amortized at maturity, on favorable terms. In the event that we are unable to refinance our indebtedness on acceptable terms, we may be forced to resort to alternatives that may adversely affect our ability to generate cash to pay our debt service obligations, such as disposing of properties on disadvantageous terms (which may also result in losses) and accepting financing on unfavorable terms.

There are a number of risks inherent in owning real estate.

      Factors beyond our control affect our performance and value. Changes in national, regional and local economic and market conditions may affect our economic performance and the value of our real estate assets. Local real estate market conditions may include excess supply and intense competition for tenants, including competition based on:

•	rental rates,

•	attractiveness and location of the property, and

•	quality of maintenance, insurance and management services.

      In addition, other factors may adversely affect the performance and value of our properties, including changes in laws and governmental regulations, including those governing:

•	usage,

•	zoning and taxes,

•	changes in interest rates, and

•	the availability of financing.

      Illiquidity of real estate investments. Because real estate investments are relatively illiquid, our ability to adjust our portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures generally do not change in response to economic or other conditions, including:

•	debt service (if any),

•	real estate taxes, and

•	operating and maintenance costs.

      This combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced income from investment. Such reduction in investment income could have an adverse effect on our financial condition and results of operations.

      Environmental Matters. Investments in real property create a potential for environmental liability on the part of the owner of such property from the presence or discharge of hazardous substances on the property. It is our policy, as a part of our acquisition due diligence process, to obtain a Phase I environmental site assessment for each property and where warranted, a Phase II environmental site assessment; however, not all properties have been subjected to these site assessments. Phase I assessments involve site reconnaissance and review of regulatory files identifying potential areas of concern, whereas Phase II assessments involve some degree of soil and/or groundwater testing. We may acquire a property whose environmental site assessment indicates that a problem or potential problem exists, subject to a determination of the level of risk and potential cost of remediation. In such cases, we require the seller and/or tenant to (i) remediate the problem prior to our acquiring the property, (ii) indemnify us for environmental liabilities or (iii) agree to other arrangements deemed appropriate by us to address environmental conditions at the property. We have 14 properties currently under some level of environmental remediation. The seller or the tenant is contractually responsible for the cost of the environmental remediation for some of these properties. However, we cannot be certain that we will not be required to undertake or pay for removal or remediation of any contamination of properties currently or previously owned by us or that the costs of such removal or remediation would not be material.

We may not be able to successfully implement our selective acquisition strategy or fully realize the anticipated benefits of our renovations and development projects.

      We cannot assure that we will be able to implement our investment strategies successfully. Additionally, we cannot assure that our property portfolio will expand at all, or if it will expand at any specified rate or to any specified size. In addition, investment in additional real estate assets is subject to a number of risks. Because we expect to invest in markets other than the ones in which our current properties are located, we will also be subject to the risks associated with investment in new markets that may be relatively unfamiliar to our management.

      To the extent that we engage in development activities, we will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from factors beyond our control, such as weather or labor conditions or material shortages) and the ability to obtain both construction and permanent financing on favorable terms. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken or provide a tenant the opportunity to terminate a lease. Any of these situations could have an adverse effect on our financial condition and results of operations and on the amount of funds available for distribution to stockholders.

Our failure to qualify as a real estate investment trust for federal income tax purposes would affect our ability to maintain our current level of dividends and could result in significant tax liability.

      We intend to operate in a manner that will allow us to continue to qualify as a real estate investment trust. Although we believe that we have been organized as, and our past and present operations qualify us as, a real estate investment trust, we cannot assure you that we have so qualified, or that we will remain qualified as a real estate investment trust in the future. This is because qualification as a real estate investment trust involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within our control.

      If we fail to qualify as a real estate investment trust, we will not be allowed a deduction for dividends to stockholders in computing taxable income and would become subject to federal income tax at regular corporate rates for both current and past years. In this event, we could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which we lost our qualification.

The ownership and management of office and industrial properties may involve unanticipated difficulties that differ from those in the retail real estate market.

      Our property portfolio consists primarily of retail properties, which are leased under full-credit, long-term commercial net leases. As a result of our acquisition of the two Class A office properties in August 2003, we are subject to the risks associated with investment in new property types, which may be relatively unfamiliar to our management. These risks could result in substantial unanticipated difficulties, delays or expenses involved in owning and managing office or industrial properties, which could have an adverse effect on our financial condition and results of operations and on the amount of funds available for distribution to stockholders.

      In addition, the price of our capital stock may suffer from any perceived adverse changes in business focus as a result of purchasing and operating office and industrial properties.

Recent tax legislation provides favorable treatment for dividends of regular corporations, but not generally dividends from REITs.

      On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (which we will refer to as the Act). Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009, and dividends will again be subject to tax at ordinary rates.

      REITs remain tax-advantaged relative to regular C corporations because REITs are not generally subject to corporate-level federal income tax on income distributed to shareholders. The Act decreases this tax advantage somewhat, in that dividends from regular C corporations will generally be eligible for the 15% tax. It is not possible to predict what effect the Act may have on the value of REIT shares. However, this legislation could, for individual investors, cause shares in non-REIT corporations to be more attractive relative to REIT shares than has historically been the case. It is not clear what effect this legislation will have upon market prices for REIT shares.

We make certain forward-looking statements in this prospectus that may or may not occur.

      Certain statements incorporated by reference or made in this prospectus supplement under the captions “Summary,” “Risk Factors” and “The Company,” and elsewhere in this prospectus supplement are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When we use the words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” and other similar expressions in this prospectus supplement, they are generally intended to identify forward-looking statements. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $24.4 million, after deducting estimated fees and expenses from the offering. We intend to use the net offering proceeds to reduce the amount outstanding under our credit facility. After this repayment, we will have approximately $115.4 million outstanding and approximately $109.6 million available for future borrowings under the credit facility as of August 13, 2003. Borrowings outstanding under the credit facility, which expires on May 9, 2006 currently bear interest at a rate of LIBOR plus 1.0 percent.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      Our consolidated ratio of earnings to fixed charges for the six months ended June 30, 2003 was 2.64 and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 was 2.80, 2.09, 2.34, 2.44 and 3.05, respectively. Our consolidated ratio of earnings to fixed charges and preferred dividends was 2.31 for the six months ended June 30, 2003 and 2.44 for the year ended December 31, 2002. Prior to 2002, we did not have preferred dividends.

      For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized. The ratios of earnings to fixed charges and preferred dividends were computed by dividing our earnings by fixed charges and preferred dividends.

DESCRIPTION OF THE SERIES B PREFERRED SHARES

      The following description of the material terms and provisions of the Series B preferred shares is only a summary and is qualified in its entirety by reference to our articles of incorporation and the articles supplementary creating the Series B preferred shares, each of which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

      Our articles of incorporation authorizes our board of directors to issue up to 15,000,000 shares of preferred stock, par value, $0.01 per share. At June 30, 2003, we had 1,781,645 shares of 9% Non-Voting Series A Preferred Stock outstanding, all of which was issued in connection with our merger with Captec Net Lease Realty, Inc. in December 2001.

      Subject to the limitations prescribed by our certificate of incorporation, our board of directors is authorized to establish the number of shares constituting each series of preferred stock and to fix the designations, powers, preferences and rights of the shares of each of those series and the qualifications, limitations and restrictions on each of those series, all without any further vote or action by our stockholders. The Series B preferred shares is a series of preferred stock. When issued, the Series B preferred shares will be validly issued, fully paid and non-assessable.

Rank

      The Series B preferred shares will rank, with respect to rights to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding up, senior to our common stock and to any other class or series of our capital stock ranking junior to the Series B preferred shares. The Series B preferred shares will rank on a parity with our outstanding 9% Series A Non-Voting Preferred Stock and any other class or series of our capital stock, the terms of which specifically provide that such class or series of capital stock ranks on a parity with the Series B preferred shares as to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up.

Dividends

      The holders of our Series B preferred shares will be entitled to receive, when, as and if declared by our board of directors, out of our assets legally available for the payment of dividends, cumulative cash dividends at the rate of 6.70% per annum of the $2,500 per share liquidation preference (equivalent to $167.50 per share per year). These dividends shall accrue and be cumulative from the date of the original issuance of the Series B preferred shares and will be payable quarterly in arrears on the fifteenth day of March, June, September and December of each year or, if not a business day, the next succeeding business day, without any additional interest or adjustment for any such delay. The first dividend, which will be paid on September 15, 2003, will be for less than a full quarter and will reflect dividends accumulated from the original issuance. A dividend payable on the Series B preferred shares for any partial dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stockholder records at the close of business on the applicable record date, which will be a date designated by our board of directors for the payment of dividends that is not more than 45 days before the dividend payment date.

      Dividends on the Series B preferred shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared. Unless the dividends on the Series B preferred shares, including accrued and unpaid dividends in arrears (whether or not declared), have been paid in full or declared and set apart for payment, we may not authorize, declare, pay or set aside for payment dividends (other than a dividend paid in shares of common stock or in shares of any other class or series of capital stock ranking junior to the Series B preferred shares as to dividends and upon liquidation), and we may not redeem, purchase or otherwise acquire for consideration our common stock or any other capital stock ranking junior to or on a parity with the Series B preferred shares as to dividends or upon liquidation.

      All dividends paid on the Series B preferred shares will be paid pro rata in respect of each Series B preferred share. In the event that there are not funds legally available for the payment in full of dividends on the Series B preferred shares and other securities ranking on a parity with the Series B preferred shares, the amount of any available surplus will be allocated for the payment of dividends with respect to the Series B preferred shares and any other equity securities ranking on a parity with the Series B preferred shares pro rata based upon the amount of accrued and unpaid dividends on such equity securities. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series B preferred shares which may be in arrears.

      Holders of Series B preferred shares are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series B preferred shares as described above. Any dividend payment made on the Series B preferred shares will first be credited against any prior accrued and unpaid dividend with respect to those shares which remain payable.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the holders of the Series B preferred shares are entitled to be paid out of assets legally available for distribution to our stockholders a liquidation preference of $2,500 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any dividend or payment may be made to holders of shares of common stock or any other class or series of our capital stock ranking junior to the Series B preferred shares as to liquidation rights. If, upon our liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating dividends on all outstanding shares of Series B preferred shares and the corresponding amounts payable on the 9% Series A Non-Voting Preferred Stock and all shares of other classes or series of capital stock ranking on a parity with the Series B preferred shares in the distribution of assets, then the holders of the Series B preferred shares, the 9% Series A Non-Voting Preferred Stock and all other classes or series of capital stock ranking on a parity with the Series B preferred shares will share proportionately in any such distribution of assets in proportion to the amount of dividends to which they would otherwise be respectively entitled if the assets were sufficient to permit payment in full. Holders of Series B preferred shares will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating dividends to which they are entitled, the holders of Series B preferred shares will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation or other entity, a statutory share exchange, or the sale, lease or conveyance of all or substantially all of our property or business will not be considered our liquidation, dissolution or winding-up.

Redemption

      The Series B preferred shares are not redeemable before the fifth anniversary of the date on which the Series B preferred shares are issued. However, we may redeem with funds that are legally available outstanding Series B preferred shares in order to ensure that we remain qualified as a REIT for federal income tax purposes. On or after the fifth anniversary of the date on which the Series B preferred shares are issued, we may, at our option, upon not less than 30 days written notice, redeem the Series B preferred shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $2,500 per share plus all accrued and unpaid dividends, if any (whether or not declared) to the date fixed for redemption, without interest. If we redeem fewer than all of the outstanding Series B preferred shares, the Series B preferred shares to be redeemed will be redeemed proportionately or by lot (subject to the REIT provisions of the Internal Revenue Code) or by any other equitable method as we may determine. From and after the date on which we pay for the redemption of the Series B preferred or make such payment available to the holders of the Series B preferred shares, all dividends will cease to accrue on such shares of Series B preferred shares, such Series B preferred shares will no longer be deemed outstanding and all rights of the holders of the shares will terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon the redemption, without interest.

      We will mail any notice of redemption directly to the holders of the Series B preferred shares at such holders’ address as it appears in our corporate records and the notice will be considered to have been given to the holders of the Series B preferred shares on the date of mailing. The notice will state at a minimum the amount of Series B preferred shares to be redeemed and the date on which the redemption will occur.

      The Series B preferred shares that we redeem or repurchase will be retired and restored to the status of authorized but unissued preferred shares.

      The Series B preferred shares will have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Voting Rights

      Holders of the Series B preferred shares will not have any voting rights, except as provided by applicable law and as described below.

      Whenever dividends on any shares of Series B preferred shares are in arrears for six or more consecutive or non-consecutive quarterly periods, the holders of the Series B preferred shares (voting separately as a class with all other series of our parity preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two additional directors of the Company at a special meeting called upon the request of holders of at least 10% of the outstanding Series B preferred shares (or other series of our parity preferred stock entitled to exercise such voting rights) or, if the request for the special meeting is within 90 days of the date fixed for the next annual meeting of stockholders, at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on the Series B preferred shares have been fully paid or declared and a sum sufficient has been set aside to pay them. Upon such election, the number of members of our entire board of directors will be increased by two directors. If and when all accumulated dividends have been paid on such Series B preferred shares and all series of preferred stock upon which like voting rights have been conferred and are exercisable, the right to elect the additional directors will cease, the term of office of each of the additional directors so elected will automatically terminate and the number of members of our board of directors shall be reduced accordingly. So long as the dividends remain in arrears, any vacancy in the office of additional directors elected under this section may be filled by written consent of the director elected as described in this paragraph who remains in office, or if none remains in office, by a vote of the holders of a majority of the outstanding Series B preferred shares when they have the voting rights described above (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable). The additional directors may be removed without cause by the vote of a majority of the outstanding Series B preferred shares when they have the voting rights described above (voting separately as a class with all other series of parity preferred stock upon which like voting rights have been conferred and are exercisable) or otherwise. Each of the directors elected as described in this paragraph will be entitled to one vote on any matter.

      So long as The County Employees’ And Officers’ Annuity & Benefit Fund of Cook County holds at least 50% of the Series B preferred shares, we will not, without the affirmative vote or consent of the holders of two-thirds of the Series B preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (with the Series B preferred shares voting separately as a class): (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking senior to the Series B preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding-up or reclassify any of our authorized shares into capital stock of that kind, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such capital stock; or (ii) amend, alter or repeal the provisions of our articles of incorporation or articles supplementary, whether by merger, consolidation or similar transaction, so as to materially and adversely affect any of the distribution, conversion, voting, redemption liquidation or other rights of the Series B preferred shares or its holders; except that with respect to the occurrence of any merger, consolidation or similar transaction, the occurrence of such event will not be considered to have materially and adversely affected the Series B preferred shares if after such event, (A) we are the surviving entity and there are no other securities ranking senior to the Series B preferred shares (as to distribution rights and liquidation preference) that did not exist prior to the event or (B) we are not the surviving entity, but the holders of the Series B preferred shares receive securities with preferences, rights and privileges substantially similar to those of the Series B preferred shares and there are no other securities in the surviving entity that rank senior to the shares received by the holders of the Series B as to distribution rights and liquidation preference (other than those received by holders of our securities prior to the event). However, holders of the Series B preferred shares will have no rights with respect to (A) any increase in the amount of our authorized common stock or preferred stock, (B) any increase in the number of authorized Series B preferred shares or the creation or issuance of any other class or series of capital stock, or (C) any increase in the number of authorized Series B preferred shares or any other series of capital stock ranking on a parity with or junior to the Series B preferred shares with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up.

      The foregoing voting provisions will not apply if, at or before the time when the event with respect to which the vote would otherwise be required is effected, all outstanding Series B preferred shares are redeemed or called for redemption upon proper notice and we deposit sufficient funds in trust to effect the redemption.

      In any matter in which the Series B preferred shares may vote (as expressly provided in the articles supplementary or as may be required by law), each Series B preferred share shall be entitled to 100 votes per share.

Conversion

      On or after the first anniversary of the date on which the Series B preferred shares are issued, the holders of the Series B preferred shares will have the right to convert at their option all or a portion of their Series B preferred shares into shares of our common stock. Each Series B preferred share will be convertible into the number of shares of our common stock equal to $2,500 divided by 1.15 times the price of a share of our common stock, as reported the New York Stock Exchange at the close of business on the business day immediately preceding the date on which the Series B preferred shares are initially issued. The right to convert Series B preferred shares called for redemption will terminate twenty days following the date on which we mail notice of such redemption.

      Holders of the Series B preferred shares may convert by providing written notice of the conversion to us and our transfer agent, endorsing or assigning any stock certificate representing the shares and, if the shares of our common stock are to be registered in a new name, delivering instruments of transfer that we may require and the payment of any applicable transfer taxes. We will not issue any fractional shares upon conversion of the Series B preferred shares into our common stock, but will instead pay a cash adjustment based on the market price of our common stock for the five trading days leading up to the trading day immediately preceding the conversion.

      For a description of our common stock to be received upon conversion, see “Description of Common Stock” in the accompanying base prospectus.

      The conversion price described above is subject to adjustment upon certain events, including the following:

•	the payment of a dividend to the holders of our common stock in equity securities;

•	the issuance to all holders of our common stock of certain rights, options or warrants entitling them to subscribe for or purchase our common stock at a price per share less than the fair market value per share of our common stock, as determined by reference to the record date set for such rights, options or warrants;

•	subdivisions, combinations and reclassifications of our common stock; and

•	the distribution to all holders of our common stock of any of our securities (other than our common stock) or evidence of our indebtedness or assets (excluding cash) or rights, options, or warrants to subscribe for or purchase any of our securities (excluding those rights, options and warrants referred to above).

      In addition to these adjustments, we will be permitted to make reductions in the conversion price that we consider advisable in order that any dividends, subdivisions, reclassifications or combinations, distributions of warrants or rights to purchase securities or distributions of other assets will not be taxable to the holders of our common stock (or in order to diminish income taxes payable because of such event).

      We may be a party to transactions such as mergers, consolidations, statutory share exchanges, self tender offers for substantially all of our common stock, recapitalizations of our common stock, or sales of all or substantially all of our assets. If we are a party to any such transaction, and as a result of that transaction shares of our common stock will be converted into the right to receive shares, securities or other property (including cash or any combination thereof), each Series B preferred share that is not converted into the right to receive shares, securities or other property in connection with the transaction, will be convertible into the kind and amount of shares, securities and property receivable upon the consummation of the transaction by a holder of that number of shares of our common stock into which one Series B preferred share was convertible immediately prior to the transaction (assuming that the holder of the common stock is not a person with which we consolidated or merged or to which such sale or transfer was made and that person failed to exercise any appraisal rights or rights of election as to the kind or amount of shares, securities and other property receivable in the transaction). We may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

      We are not required to adjust the conversion price until the cumulative adjustment amounts to 1% or more of the conversion price. Any adjustments that we are not required to make will be carried forward and taken into account as subsequent adjustments.

      We are required to provide the holders of the Series B preferred shares with a notice at least 15 business days in advance of (i) the record date set for any distribution or issuance of rights or warrants and (ii) the date of any reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up and the date on which the holders of our common stock will be entitled to exchange their common stock for securities or other property deliverable upon such events. Failure to deliver or receive the notice or any defect in the notice will not affect the validity of the events or transactions, such that holders of Series B preferred shares that desire to convert their shares must do so by the date and pursuant to the procedures specified in any such notice.

Restrictions on Ownership and Transfer

      As discussed in the accompanying prospectus under “Description of Common Stock — Restrictions on Ownership,” for us to qualify as a REIT under the U.S. Internal Revenue Code, not more than 50% in value of our outstanding equity securities of all classes may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, under our articles of incorporation and the articles supplementary, we will take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including the Series B preferred shares.

Listing

      We do not intend to apply for listing of the Series B preferred shares on a national securities exchange or for quotation on the Nasdaq National Market. However, we will apply to list the shares of common stock that we are required to deliver upon conversion of the Series B preferred shares on the primary national stock exchange on which shares of our common stock are listed at the time of such conversion. We cannot assure that the shares of our common stock will be listed on a national securities or exchange or that there will be a trading market for such shares of common stock.

Transfer Agent

      The transfer agent, registrar and dividend disbursing agent for the Series B preferred shares will be Wachovia Bank, N.A.

CERTAIN ADDITIONAL INCOME TAX CONSIDERATIONS

      The following is a summary of some additional tax considerations with respect to the ownership of our Series B preferred shares.

      On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (which we will refer to as the Act). Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our shareholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does generally apply to:

•	a shareholder’s long-term capital gain, if any, recognized on the disposition of our shares;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations; and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

      Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009. For further details regarding income tax considerations, see “Federal Income Tax Considerations” in the accompanying base prospectus.

PLAN OF DISTRIBUTION

      The County Employees’ And Officers’ Annuity & Benefit Fund of Cook County (“Cook County”) has agreed to purchase, and we have agreed to sell to Cook County, the number of Series B preferred shares set forth on the cover page of this prospectus supplement. We do not intend to apply for listing of the Series B preferred shares on a national securities exchange.

      The purchase price for the Series B preferred shares will be paid directly by Cook County to us under an investment agreement that we have entered into with Cook County.

      CNL Securities Corp., which is a member of the National Association of Securities Dealers, Inc., is acting as our placement agent in connection with the sale of our Series B preferred shares to Cook County. James M. Seneff, Jr., our Chief Executive Officer and Chairman of our board of directors, is the Chairman of the Board of Directors, Chief Executive Officer and a registered principal of CNL Securities Corp. Robert A. Bourne, the Vice Chairman of our board of directors, is the President, Treasurer, a director and a registered principal of CNL Securities Corp.

      Under an agreement that we have executed with the placement agent, the placement agent will use its best efforts to sell or cause to be sold the Series B preferred shares to Cook County. The placement agent will not have any obligation to purchase any of the Series B preferred shares for its own account. The placement agent agreement expires when the sale of the Series B preferred shares to Cook County is consummated, but may be terminated earlier by either us or the placement agent for any reason upon 30 days’ prior written notice. We have agreed to indemnify the placement agent against certain liabilities under the Securities Act of 1933, as amended.

      The following table shows the placement agent fee that we are to pay to CNL Securities Corp. in connection with this offering.

Per share	$50.00
Total	$500,000.00

      All or any portion of the placement agent fee that we pay to CNL Securities Corp. may be reallowed at the discretion of CNL Securities Corp. to any broker or dealer that has entered into a written agreement with CNL Securities Corp.

      The expenses of the offering, including the placement agent fee, are estimated at $615,000 and are payable by us.

LEGAL MATTERS

      Certain legal matters will be passed upon for us by Shaw Pittman LLP, Washington, D.C., as our securities and tax counsel.

Commercial Net Lease Realty, Inc.
A Real Estate Investment Trust
$600,000,000

Commercial Net Lease Realty, Inc.

Debt Securities, Preferred Stock, Depositary Shares,

Common Stock and Common Stock Warrants

          We, Commercial Net Lease Realty, Inc., may from time to time offer, in one or more series, separately or together, the following:

•	our debt securities which may be either senior debt securities or subordinated debt securities;

•	shares of our preferred stock;

•	shares of our preferred stock represented by depositary shares;

•	shares of our common stock; and/or

•	warrants to purchase shares of our common stock.

      We will offer such securities at an aggregate initial public offering price of up to $600,000,000. Our common stock is listed on the New York Stock Exchange under the trading symbol “NNN.”

      We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities.

      When we sell a particular series of securities, we will prepare a prospectus supplement describing the offering and the terms of that series of securities. Such terms may include limitations on direct or beneficial ownership and restrictions on transfer of our securities being offered that we believe are appropriate to preserve our status as a real estate investment trust for federal income tax purposes.

      We may offer our securities directly, through agents we may designate from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth or will be calculable from the information set forth in the applicable prospectus supplement. See “Plan of Distribution.” None of our securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of the offering of such class or series of the securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JUNE 5, 2003.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell:

•	debt securities,

•	preferred stock,

•	preferred stock represented by depositary shares,

•	common stock, and

•	warrants to purchase shares of common stock

either separately or in units, in one or more offerings. This prospectus provides you with a general description of those securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

      The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Commercial Net Lease Realty, Inc. and the securities offered under this prospectus. That registration statement can be read at the SEC’s web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document that we have filed at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, 13th Floor, New York, New York 10048; and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are available to the public at the Web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the ticker symbol “NNN.” You may inspect our reports, proxy statements and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended, with respect to our securities. This prospectus does not contain all of the information set forth in the registration statement, including the exhibits and schedules thereto, certain parts of which are omitted as permitted by the rules and regulations of the SEC.

      We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, except for any information superseded by information in this prospectus. We incorporate by reference the documents listed below which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act file number 0-12989).

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 28, 2003.

•	Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Shareholders, filed with the SEC on April 18, 2003.

•	Quarterly Report for the quarter ended March 31, 2003, filed with the SEC on May 7, 2003.

•	The description of our common stock contained in the Registration Statement on Form 8-A, filed with the SEC.

      All documents that we file after the date of this prospectus but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus and will be part of the prospectus from the date we file that document. Any information in that document that is meant to supersede or modify any existing statement in this prospectus will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

Commercial Net Lease Realty, Inc.

450 South Orange Avenue, Suite 900
Orlando, Florida 32801
Attention: Kevin B. Habicht
(telephone number (407) 265-7348)

COMMERCIAL NET LEASE REALTY, INC.

      We are a fully integrated self-administered real estate investment trust (“REIT”), incorporated in Maryland, formed in 1984. We acquire, own, develop and manage a diversified portfolio of high-quality properties that are generally leased to major retail businesses under full-credit, long-term commercial net leases. As of March 31, 2003, we owned 335 properties and had a 20% ownership interest in nine additional properties held in an unconsolidated partnership. Our properties were acquired for an aggregate purchase price of approximately $890.8 million.

      Our strategy is to invest in properties with purchase prices generally up to $10 million, which typically are located along intensive commercial corridors near traffic generators, such as regional malls, business developments and major thoroughfares. Management believes that these types of properties when leased to high-quality tenants with significant market presence provide attractive opportunities for a stable current return and the potential for capital appreciation. In management’s view, these types of properties also provide us with flexibility in use and tenant selection when the properties are re-let.

      We generally acquire properties that are subject to a lease in order to avoid the risks of not finding a tenant on a timely basis and to provide an immediate revenue stream. Our leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, and generally also provide that the tenant is responsible for roof and structural repairs. Our leases typically do not limit our recourse against the tenant and any guarantor in the event of a default and for this reason are considered “full-credit” leases. Our properties are leased on a long-term basis, generally 10 to 20 years, with renewal options for an additional 10 to 20 years. As of March 31, 2003, the average remaining initial lease term of our properties was approximately 12 years. Leases representing approximately 71.2% of annualized base rental income from our properties, as of March 31, 2003, have initial terms extending until at least December 31, 2012.

      Our principal office is located at 450 South Orange Avenue, Suite 900, Orlando, Florida 32801 and our telephone number is (407)265-7348.

USE OF PROCEEDS

      Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, which may include the repayment of certain indebtedness outstanding at such time, the acquisition of properties as suitable opportunities arise and the expansion and improvement of certain properties in our portfolio.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      Our consolidated ratio of earnings to fixed charges for the three months ended March 31, 2003 was 2.50 and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 was 2.80, 2.09, 2.34, 2.44 and 3.05, respectively. Our consolidated ratio of earnings to fixed charges and preferred distributions was 2.18 for the three months ended March 31, 2003 and 2.44 for the year ended December 31, 2002. Prior to 2002, we did not have preferred distributions.

      For the purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized. The ratios of earnings to fixed charges and preferred distributions were computed by dividing our earnings by fixed charges and preferred distributions.

DESCRIPTION OF DEBT SECURITIES

      The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be set forth in the applicable indenture or in one or more indenture supplements and described in the applicable prospectus supplement. Therefore, you should read both the applicable prospectus supplement and the description of the debt securities set forth in this prospectus for a description of the terms of any series of our debt securities.

General

      Our debt securities will be secured or unsecured direct obligations and may be senior or subordinated to our other indebtedness. Our debt securities may be issued under one or more indentures that will be put into place prior to the date on which debt securities to which it relates are issued. The indenture will be filed as an exhibit to the registration statement of which this prospectus is a part. Each indenture will be entered into between us and a trustee. A trustee may serve as trustee under more than one indenture. Each indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. Any statements made in this prospectus, which relate to the indenture and our debt securities are only summaries of those provisions and are not meant to replace or modify those provisions. Capitalized terms used but not defined in this prospectus shall have the respective meanings set forth in the indenture.

      Except as set forth in any prospectus supplement, the indenture will permit that:

•	the debt securities may be issued without limits as to aggregate principal amount,

•	the debt securities may be issued in one or more series, in each case as established from time to time by our Board of Directors or as set forth in the applicable indenture or one or more indentures supplemental to the indenture,

•	all debt securities of one series need not be issued at the same time, and

•	a series may be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.

      We may, but need not, designate more than one trustee in connection with an indenture, each with respect to one or more series of debt securities. Any trustee under an indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustee with respect to different series of debt securities, each of those trustees will be considered a trustee of a trust under the applicable indenture separate and apart from the trust administered by any other trustee. Unless this prospectus states otherwise, a trustee will only be permitted to take action with respect to the one or more series of debt securities for which it is trustee under the applicable indenture.

      The following summaries set forth certain general terms and provisions of the indenture and our debt securities. The prospectus supplement relating to the series of debt securities being offered will contain further terms of the debt securities of that series, including the following specific terms:

(1) the title of the debt securities;

(2) the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

(3) the percentage of the principal amount at which the debt securities will be issued and, if applicable, the portion of the principal amount that is payable upon declaration of acceleration of the maturity of the debt securities, the portion of the principal amount of the debt securities which is convertible into shares of our common stock or other equity securities, or the method by which any such portion shall be determined;

(4) if such debt securities are convertible into equity, any limitation to the ownership or transferability of shares of our common stock or other equity securities into which such debt securities are convertible in connection with the preservation of our status as a REIT;

(5) the date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

(6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such debt securities will bear interest, if any;

(7) the date or dates, or the method for determining the date or dates, from which any interest will accrue, the interest payment dates, the record dates for interest payment, the persons to whom interest shall be payable, and how interest will be calculated if other than that of a 360-day year of twelve 30-day months;

(8) the place or places where the principal of (and premium, if any) or interest, if any, on the debt securities will be payable, where the debt securities may be surrendered for conversion or registration of transfer or exchange, and where notices or demands to or upon us in respect to the debt securities and the applicable indenture may be served;

(9) the period or periods within which, the price or prices at which, and the terms and conditions upon which the debt securities may be redeemed, as a whole or in part, at our option, if we have such an option;

(10) our obligation, if any, to redeem, repay or purchase the debt securities, in whole or in part, pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the periods, the prices, and other terms and conditions of such redemption, repayment or purchase;

(11) if other than U.S. dollars, the currency or currencies, including terms and conditions, in which the debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

(12) whether the amount of payments of principal (and premium, if any) or interest, if any, on the debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which any amounts shall be determined;

(13) any additions to, modifications of or deletions from the terms of the debt securities with respect to the events of default or covenants set forth in the applicable indenture;

(14) whether the debt securities will be issued in certificated or book-entry form;

(15) whether the debt securities will be in registered or bearer form or both and, if and to the extent in registered form, the denominations of the debt securities if other than $1,000 or any integral multiple of $1,000 and, if and to the extent in bearer form, the denominations and their terms and conditions;

(16) the applicability (or modification), if any, of the defeasance and covenant defeasance provisions described in this prospectus or in the applicable indenture;

(17) the terms (and the class), if any, upon which such debt securities may be convertible into shares of our common stock or other equity securities and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

(18) whether and under what circumstances we will pay additional amounts on the debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities in lieu of making a payment;

(19) the provisions, if any, relating to the security provided for the debt securities; and

(20) any other terms of the debt securities not inconsistent with the provisions of the applicable indenture.

      Certain of our debt securities may provide that if the maturity date is accelerated, we will be required to pay less than the entire principal amount. These securities are referred to as original issue discount securities. The prospectus supplement relating to these securities will describe any material U.S. federal income tax, accounting and other considerations that apply.

      Except as may be set forth in the applicable prospectus supplement, our debt securities will not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of our debt securities protection in the event of:

(1) a highly leveraged or similar action involving us;

(2) a change of control of us.

However, the requirements for an entity to qualify as a REIT include certain restrictions on ownership and transfers of our shares of common stock and other equity securities. These restrictions may act to prevent or hinder a change of control. See “Description of Common Stock — Restrictions on Ownership.” Provided below is a general description of the events of default and covenants contained in our indentures. You should refer to the applicable prospectus supplement for information on any variances from this general description.

Denominations, Interest, Registration and Transfer

      Unless otherwise described in the applicable prospectus supplement, our debt securities of any series will be issuable in denominations of $1,000 and integral multiples of $1,000.

      Unless otherwise specified in the applicable prospectus supplement, the principal of (and premium, if any) and interest on any series of debt securities will be payable at the applicable trustee’s corporate trust office, the address of which will be set forth in the applicable prospectus supplement. We will retain the option to make interest payments by check, mailed to the address of the person entitled to the interest as it appears in the applicable register for such debt securities. We can also pay by wire transfer of funds to that person at an account maintained within the United States.

      Any interest not paid or otherwise provided for when due with respect to a debt security will not be payable to the holder in whose name the debt security is registered on the date we have specified as the date a registered holder of the debt security as of that date would be entitled to receive the interest payment due (the record date). Instead, the interest may be paid to the person in whose name such debt security is registered at the close of business on the date the trustee has set as the date on which a registered holder as of that date would be entitled to receive the defaulted interest payment (the special record date). Notice of the payment will be given to the holder of that debt security not less than 10 days before the special record date. It may also be paid at any time in any other lawful manner, all as more completely described in the applicable indenture. If interest is not paid within 30 days of the due date, the trustee or holders of not less than 25% of the principal amount of the outstanding debt securities of that series may accelerate the securities. See “— Events of Default, Notice and Waiver.”

      Subject to certain limitations applicable to debt securities issued in book-entry form, our debt securities of any series:

•	will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the applicable trustee; and

•	may be surrendered for conversion or registration of transfer at the corporate trust office of the applicable trustee.

      Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration or exchange. We may at any time change transfer agents or approve a change in the location through which any transfer agent acts. However, we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities.

      Neither we nor any trustee will be required:

•	to issue, exchange or register the transfer of any debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	to exchange or register the transfer of any debt security, or portion of the security, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

•	to issue, exchange or register the transfer of any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid.

Merger, Consolidation or Sale

      Each indenture will provide that we may consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other corporation. Those transactions are permitted if:

•	we are the continuing corporation, or, if not, the resulting or acquiring entity assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants and conditions contained in the applicable indenture;

•	immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation or an obligation of any of our subsidiaries as a result thereof as having been incurred by us or such subsidiary at the time of such transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

•	an officer’s certificate and legal opinion covering these conditions are delivered to the trustee.

Certain Covenants

      Existence. Except as permitted under “— Merger, Consolidation or Sale,” the indenture will require that we do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, rights (by articles of incorporation, bylaws or statute) and franchises. We may, however, dispose of any right or franchise if we determine that the right or franchise is no longer desirable in the conduct of our business.

      Maintenance of Properties. As required in the indenture, we will maintain, keep in good condition and make all necessary repairs, renewals, replacements, betterments and improvements of our, or our subsidiaries’ properties that we deem necessary so that the business carried on in connection with those properties may be properly and advantageously conducted at all times. We, or our subsidiaries may, however, sell or otherwise dispose for value our properties in the ordinary course of business.

      Insurance. We, and our subsidiaries, will maintain the customary policies of insurance with responsible companies, taking into consideration prevailing market conditions and availability, for all of our properties and operations.

      Payment of Taxes and Other Claims. We will pay or discharge or cause to be paid or discharged (or, if applicable, cause to be transferred to bond or other security), before the same shall become delinquent,

•	all taxes, assessments and governmental charges levied or imposed upon us or any of our subsidiaries or upon our income, profits or property or any of our subsidiaries, and

•	all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any of our subsidiaries.

We will not however, pay or discharge (or transfer to bond or other security) or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

      Provision of Financial Information. Whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the indenture will require that we, within 15 days after each of the respective dates by which we would have been required to file annual reports, quarterly reports and other documents with the SEC if we were so subject,

•	transmit by mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that we would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended if we were subject to such Sections,

•	file with the trustee copies of the annual reports, quarterly and other documents that we would have been required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended if we were subject to such Sections, and

•	supply promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder of debt securities.

      Additional Covenants. If we make any additional covenants with respect to any series of debt securities we will describe those covenants in the applicable prospectus supplement.

Events of Default, Notice and Waiver

      Unless otherwise indicated, an indenture will provide that the following events are “Events of Default” with respect to any series of debt securities issued:

•	failure to pay interest on any debt security of that series for 30 days after the payment is due;

•	failure to pay the principal of or any premium on any debt security of that series at its maturity;

•	failure to deposit any sinking fund payment when due on debt securities of that series;

•	failure to perform any of our other covenants in the applicable indenture (unless the covenant applies to a different series of debt securities issued under the same indenture), for 60 days after we receive written notice as provided in such indenture;

•	default under any evidence of our indebtedness or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured which results in the acceleration of indebtedness in an aggregate principal amount exceeding $10,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled as provided in the applicable indenture;

•	any case, proceeding or other action under bankruptcy, insolvency, reorganization or relief of debtors laws is initiated by or against us (or any of our Significant Subsidiaries) in which the entity initiating the case, proceeding or other action seeks to have an order for relief entered with respect to it, or seeks to adjudicate us (or any of our Significant Subsidiaries) bankrupt or insolvent, or seeks reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to our (or any of our Significant Subsidiaries’) debts;

•	a court grants relief in connection with any of the cases, proceedings or other actions described above;

•	we (or any of our Significant Subsidiaries) seek appointment of a receiver, trustee, custodian, conservator or other similar official for us (or any of our Significant Subsidiaries) or for all or any

substantial part of our (or any of our Significant Subsidiaries’) assets, or we (or any of our Significant Subsidiaries) make a general assignment for the benefit of our (or any of our Significant Subsidiaries’) creditors; and

•	any other event of default provided with respect to that series of debt securities.

The term “Significant Subsidiary” means each of our significant subsidiaries (as defined in Regulation S-X promulgated under the Securities Act of 1933) which, in general, meets any of the following tests:

(i) our investments in the subsidiary or advances to it exceed 10% of our total assets; or

(ii) our proportionate share of the subsidiary’s total assets exceeds 10% of our total assets; or

(iii) our equity in the income from the subsidiary’s continuing operations exceeds 10% of our income.

      If an Event of Default for any series of our outstanding debt securities occurs and is continuing, then the applicable trustee or the holders of at least 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, where applicable such portion of the principal amount as may be specified in the terms) of all of the debt securities of that series to be due and payable immediately by written notice to us (and to the applicable trustee if given by the holders). However, at any time after a declaration of acceleration has been made, the holders of a majority of the principal amount of debt securities of that series (or of each series of debt securities then outstanding under such indenture, as the case may be) can rescind and annul the declaration and its consequences if:

•	we have deposited with the applicable trustee all required payments of the principal, premium and interest on the debt securities of such series (or of all debt securities then outstanding under such indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture.

      The indenture will also provide that the holders of not less than a majority in principal amount of the debt securities of any series (or of each series of debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal, any premium or interest on any debt security of the series or

•	in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected by that default.

      The indenture will provide that the trustee is required to give notice to the holders of the debt securities within 90 days of a default under the indenture unless such default shall have been cured or waived. However, the trustee may withhold notice to the holders of any such series of debt securities of any default with respect to that series (except a default in the payment of the principal, any premium or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series) if specified responsible officers of the trustee consider such withholding to be in the interest of the holders.

      The indenture will provide that no holder of our debt securities of any series may institute any proceeding, judicial or otherwise, with respect to that indenture or for any remedy, except in the case of the failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of the series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on the debt securities held by that holder at the respective due dates.

      Subject to provisions in the indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless those holders have offered to the trustee reasonable security or indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series (or of each series of debt securities then outstanding under such indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not involved.

      Within 120 days after the close of each fiscal year, we are required to deliver to each trustee under the indentures a certificate, signed by one of several specified officers, stating whether such officer has knowledge of any default under the indenture and, if so, specifying the nature and status of each such default.

Modification of the Indentures

      Modifications and amendments of any indenture may be made only with the consent of the holders of a majority in principal amount of all of our outstanding debt securities issued which are affected by such modification or amendment. The following modifications or amendments will not be effective against a holder without its consent:

•	a change in the stated maturity of the principal of, installment of interest or premium (if any) on the debt security;

•	a reduction in the principal amount of, or the rate of amount of interest on, or any premium payable upon redemption of, the debt security;

•	a reduction in the principal amount of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

•	a change in the place of payment, or the currency or currencies, for payment of principal of, or premium, if any, or interest on any such debt security;

•	an impairment of the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

•	a reduction in the percentage of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with certain provisions of or certain defaults and consequences under, or to reduce the quorum or voting requirements set forth in the indenture; or

•	a modification of any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security.

      The holders of a majority in aggregate principal amount of outstanding debt securities of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with certain of our covenants in the applicable indenture, including those described in “— Certain Covenants.”

      We, and the trustee may modify or amend the indenture without the consent of any holder of debt securities for any of the following purposes:

•	to evidence the succession of another person to us as obligor under such indenture;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities issued or to surrender any right or power conferred upon us in such indenture;

•	to add events of default for the benefit of the holders of all or any series of debt securities issued;

•	to add or change any provisions of such indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities issued in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of such debt securities of any series in any material respect;

•	to change or eliminate any provision of such indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any previously created series issued which are entitled to the benefit of such provision;

•	to secure the debt securities issued;

•	to establish the form or terms of debt securities of any series issued, including the provisions and procedures, if applicable, for the conversion of such debt securities into shares of our common stock;

•	to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under such indenture by more than one trustee;

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect in any material respect the interests of holders of debt securities of any series issued; or

•	to supplement any of the provisions of such indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities issued, provided that such action shall not adversely affect in any material respect the interests of the holders of the debt securities of any series issued.

      The indenture will provide that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver or whether a quorum is present at a meeting of holders of the debt securities,

•	the principal amount of an original issue discount security that shall be deemed to be outstanding shall be the amount of the principal that would be due and payable as of the date of such determination if the maturity were to be accelerated;

•	the principal amount of a debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of an original issue discount security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided above);

•	the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless the indenture otherwise provides; and

•	debt securities we own or any other obligor upon the debt securities or any of our affiliates or of such other obligor shall be disregarded.

Meetings of the Holders of Debt Securities

      The indenture will contain provisions for convening meetings of the holders of an issued series of debt securities. A meeting may be called at any time by the trustee and also, upon our request, or the request of holders of at least 25% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in the applicable indenture. Except for any consent that must be given by the holder of each debt security affected by certain modifications and amendments of the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series. However, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened. Such resolution must be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the holders of that specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. However, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum.

      Notwithstanding the provisions described above, if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected thereby, or of the holders of such series and one or more additional series:

•	there shall be no minimum quorum requirement for such meeting and

•	the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture.

Discharge, Defeasance and Covenant Defeasance

      Unless otherwise indicated in the applicable prospectus supplement, we may discharge certain obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

      Unless otherwise indicated in the applicable prospectus supplement, we may elect either:

•	to defease and be discharged from any and all obligations (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust) with respect to such debt securities (“defeasance”) or

•	to be released from our obligations with respect to those debt securities under the applicable indenture (being the restrictions described under the caption “— Certain Covenants”) or if provided in the applicable prospectus supplement, our obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such debt securities (“covenant defeasance”), in either case upon our irrevocable deposit with the applicable trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates.

      Such a trust may only be established if, among other things, we have delivered to the applicable trustee an opinion of counsel (as specified in the applicable indenture) confirming that:

•	the holders of such debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance, and

•	the holders will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

The opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture. In the event of such defeasance, the holders of such debt securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

      “Government Obligations” means securities which are:

•	of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

•	of government agencies backed by the full faith and credit of such government.

      Unless otherwise provided in the applicable prospectus supplement, if after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series,

•	the holder of a debt security of such series is entitled to, and does, elect pursuant to the applicable indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security, or

•	a conversion event (as described below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate.

      A conversion event is the cessation of use of:

•	a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of actions by a central bank or other public institution of or within the international banking community,

•	the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or

•	any currency unit or composite currency other than the ECU for the purposes for which it was established.

Unless otherwise described in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

      In the event we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any event of default, other than the event of default described in the fourth clause under “— Events of Default, Notice and Waiver” with respect to the specified sections in the applicable indenture (which Sections would no longer be applicable to such debt securities) or the ninth clause with respect to any other covenants as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable and Government Obligations on deposit with the applicable trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. In any such event, we would remain liable to make payments of such amounts due at the time of acceleration.

      The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Convertible Debt Securities

      The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

•	whether such debt securities are convertible into shares of common stock,

•	the conversion price (or manner of calculation thereof),

•	the conversion period,

•	provisions as to whether conversion will be at our option or at the option of the holders,

•	the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities and any restrictions on conversion, including restrictions directed at maintaining our REIT status.

      Reference is made to the section captioned “Description of Common Stock” for a general description of shares of our common stock to be acquired upon the conversion of debt securities, including a description of certain restrictions on the ownership of shares of our common stock.

Book-Entry Debt Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form. The specific terms of the depositary arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

DESCRIPTION OF PREFERRED STOCK

      The following is a general description of the preferred stock that we may offer from time to time. The particular terms of the preferred stock being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and our bylaws.

      Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share, 15,000,000 shares of preferred stock, par value $0.01 per share, and 105,000,000 shares of excess stock, par value $0.01 per share, issuable in exchange for capital stock as described below under “Description of Common Stock — Restrictions on Ownership.” At March 31, 2003, we had 1,781,645 shares of 9% Non-Voting Series A Preferred Stock outstanding, all of which was issued in connection with our merger with Captec Net Lease Realty, Inc. in December 2001.

General

      Under our articles of incorporation, our Board of Directors may from time to time establish and issue one or more series of preferred stock without shareholder approval. Our Board of Directors may, subject to the express provisions of any other series of preferred stock then outstanding, alter the designation, classify or reclassify any unissued preferred stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Preferred stock will, when issued, be fully paid and nonassessable.

      The prospectus supplement relating to any preferred stock offered under it will contain the specific terms, including:

•	the number of shares, designation or title of the shares and offering price of the shares;

•	the dividend rate on the shares of the series, if any, whether any dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	the redemption rights, including conditions and the price(s), if any, for shares of the series;

•	the terms and amounts of any sinking fund for the purchase or redemption of shares of the series;

•	the rights of the shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, and the relative rights of priority, if any, of payment of shares of the series;

•	whether the shares of the series will be convertible into shares of any other class or series, or any of our other securities, or securities of any other corporation or other entity, and, if so, the specification of the other class or series of the other security, the conversion price(s) or dates on which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series;

•	the voting rights, if any, of the holders of shares of the series; and

•	any other relative rights, preferences and limitations on that series.

Rank

      Unless otherwise specified in the prospectus supplement, our preferred stock, of a particular series, being issued will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to all classes or series of our common stock, and to all equity securities ranking junior to preferred stock we have issued,

•	on a parity with all equity securities we have issued the terms of which specifically provide that such equity securities rank on a parity with the preferred stock; and

•	junior to all preferred stock of a different series that we have issued the terms of which specifically provide that such equity securities rank senior to preferred stock of another series.

      The term “equity securities” does not include convertible debt securities.

Dividends

      Holders of preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, out of our assets legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable prospectus supplement) at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by our Board of Directors.

      Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the holders of such series of preferred stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date. We will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

      If preferred stock of any series is outstanding, we will not pay or declare a full dividend on a series of parity or junior preferred stock or common stock unless:

•	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period or

•	for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

      If dividends are not paid in full (or if a sum sufficient has not been set aside for full payment), then dividends for both that series and any parity series will be declared pro rata. Therefore, the amount of dividends declared per share of both series will maintain the same ratio that accrued dividends per share of each series bear to each other. Accrued dividends will not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of preferred stock do not have a cumulative dividend. No interest, or sum of money in lieu of interest, shall be payable for any dividend payment or payments on preferred stock of such series which may be in arrears.

      Except as provided in the immediately preceding paragraph, unless we have paid, or declared and set apart a sum sufficient to pay the then current dividend (including dividend payments in arrears if dividends are cumulative) for a series of preferred stock, we will not declare dividends (other than in common stock or preferred stock ranking junior to the preferred stock of such series as to dividends and upon liquidation) or pay or set aside for payment or declare or make any other distribution upon shares of the common stock, junior stock or parity stock as to dividends or upon liquidation. Additionally, we shall not redeem, purchase or otherwise acquire for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) any shares of common stock, junior stock or parity stock as to dividends or upon liquidation. However, we may convert or exchange those shares into junior stock as to dividends and upon liquidation.

Redemption

      If so provided in the applicable prospectus supplement, any series of our preferred stock will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

      The prospectus supplement relating to a series of our preferred stock that is subject to mandatory redemption will specify:

•	the number of shares of such preferred stock that we will redeem in each year,

•	the year the redemption will commence,

•	the redemption price per share, together with an amount equal to all accrued and unpaid dividends to the date of redemption, and

•	whether the redemption price may be payable in cash or other property.

If the redemption price for our preferred stock of any series is payable only from the net proceeds of the issuance of our capital stock, the terms of such preferred stock may provide that, if we have not issued capital stock or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred stock shall automatically and mandatorily be converted into the applicable class or series of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

      We can not redeem, purchase or otherwise acquire shares of a series of preferred stock unless:

•	for preferred stock with cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full cumulative dividends on the preferred stock through the then-current dividend period or

•	for preferred stock lacking cumulative dividends, we have declared and paid, or declared and set apart a sum sufficient to pay full dividends for the then-current dividend period.

The foregoing shall not prevent the purchase or acquisition of preferred stock of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of such series.

      If fewer than all of our outstanding preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed. We may redeem the shares on a pro rata basis from the holders of record of those shares in proportion to the number of those shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner we determine.

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice shall state:

•	the redemption date;

•	the number of shares and the series of preferred stock to be redeemed;

•	the redemption price;

•	the place or places where certificates for such shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on such redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to such shares shall terminate.

If fewer than all of the preferred stock of any series are to be redeemed, the notice mailed to each holder shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any of our preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on the preferred stock, and all rights of the holders of the redeemable shares will terminate, except the right to receive the redemption price.

Liquidation Preference

      Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment will be made to the holders of any shares of common stock or any other class or series of preferred stock ranking junior to the preferred stock in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of each series of preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all our outstanding preferred stock and the corresponding amounts payable on all shares of other classes or series of our capital stock ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to the preferred stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of us.

Voting Rights

      Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

      Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),

•	authorize or create, or increase the authorized or issued amount of, any class or series of our capital stock ranking senior to such series of preferred stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any of our authorized capital shares into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

•	amend, alter or repeal the provisions of our articles of incorporation or the designating amendment for such series of preferred stock, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred stock or the holders thereof.

      However, with respect to the occurrence of any of the Events set forth above, so long as the preferred stock remains outstanding with the terms materially unchanged, taking into account that upon the occurrence of an Event, we may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred stock. Further,

•	any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or

•	any increase in the amount of authorized shares of such series or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of preferred stock of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion Rights

      The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of our common stock will be set forth in the applicable prospectus supplement. Such terms will include:

•	the number of shares of common stock into which the shares of preferred stock are convertible,

•	the conversion price (or manner of calculation),

•	the conversion period,

•	provisions as to whether conversion will be at the option of the holders of preferred stock or us,

•	the events requiring an adjustment of the conversion price and

•	provisions affecting conversion in the event of the redemption of such series of preferred stock.

Restrictions on Ownership

      As discussed below under “Description of Common Stock — Restrictions on Ownership,” for us to qualify as a REIT under the U.S. Internal Revenue Code (the “Code”), not more than 50% in value of our outstanding equity securities of all classes may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities, including any of our preferred stock. Therefore, the designating amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of preferred stock.

Book-Entry Preferred Stock

      The preferred stock of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of preferred stock will be described in the applicable prospectus supplement relating to such series.

Registrar and Transfer Agent

      The registrar and transfer agent for the preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

      The following is a general description of the depositary shares that we may offer from time to time. The particular terms of the depositary shares being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement.

General

      We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of a class of our preferred stock, as specified in the applicable prospectus supplement. We will deposit shares of preferred stock of each series represented by depositary shares under a separate deposit agreement among us, the applicable depositary and the holders from time to time of the depositary receipts. Generally, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of the particular series of shares of preferred stock represented by the appropriate depositary shares, to all the rights and preferences of those shares of preferred stock (including dividend, voting, conversion, redemption and liquidation rights). At March 31, 2003, we had no depositary shares issued or outstanding.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following our issuance and delivery of our preferred stock to the depositary, we will cause the preferred stock depositary to issue, on our behalf, the depositary receipts. Upon request we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of the applicable depositary receipts in proportion to the number of depositary receipts owned by such holder.

      In the event of a distribution other than in cash, the depositary will distribute property received by it to the appropriate record holders of depositary receipts. If the depositary determines that it is not feasible to make such distribution, then it may, with our approval, sell such property and distribute the net proceeds to the record holders.

Withdrawal of Shares

      Generally, if a holder surrenders depositary receipts at the corporate trust office of the preferred stock depositary (unless the related depositary shares have previously been called for redemption), the holder will be entitled to receive at that office the number of whole or fractional shares of preferred stock and any money or other property represented by the depositary shares. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of shares of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such preferred stock will not be entitled to receive depositary shares for the preferred stock. If a holder seeks to withdraw more depositary shares than are available, then the preferred stock depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares.

Redemption of Depositary Shares

      Whenever we redeem preferred stock held by the preferred stock depositary, the depositary will redeem as of the same redemption date the appropriate number of depositary shares, provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends (except, with respect to noncumulative shares of preferred stock, dividends for the current dividend period only) to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock specified in the applicable prospectus supplement. If less than all the depositary shares are to be redeemed, the amount redeemed will be selected by the depositary by lot.

      After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. All rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting of the Underlying Preferred Stock

      Upon receipt of notice of any meeting at which the holders of shares of preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of shares of preferred stock represented by such holder’s depositary shares. The depositary will vote in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting to the extent it does not receive specific instructions from the depositary receipts holders.

Liquidation Preference

      In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, each holder of a depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of applicable preferred stock, as set forth in the appropriate prospectus supplement.

Conversion of Preferred Stock

      Our depositary shares, as such, are not convertible into shares of our common stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by their holders to the depositary with written instructions to the depositary to instruct us to cause conversion of the shares of represented preferred stock into whole shares of common stock or preferred stock, as the case may be, and we will agree that upon receipt of such instructions and any amounts payable, we will convert the depositary shares utilizing the same procedures as those provided for delivery of shares of preferred stock to effect such conversion. If the depositary shares are to be converted in part only, one or more new depositary receipts will be issued for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

      We and the depositary may, at any time, agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts will not be effective unless that amendment has been approved by the existing holders of at least a majority of the depositary shares.

      We may terminate the deposit agreement upon not less than 30 days’ prior written notice to the preferred stock depositary if:

•	the termination is to preserve our status as a REIT or

•	a majority of each class of preferred stock affected by the termination consents to the termination,

whereupon the depositary will deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by such depositary receipts.

      In addition, the deposit agreement will automatically terminate if:

•	all outstanding depositary shares shall have been redeemed,

•	there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of the applicable depositary receipts or

•	each share of related preferred stock shall have been converted into capital stock not so represented by depositary shares.

Charges of Preferred Stock Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, unless otherwise specified in the applicable prospectus supplement, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the deposit agreement.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary, which must be appointed within 60 days after delivery of the notice of resignation or removal and, as in the case of the original preferred stock depositary, must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

      The depositary will forward to holders of depositary receipts any reports and communications from us, including our annual reports and Exchange Act filings, which are received by the depositary with respect to the related preferred stock.

      We, as well as the depositary, will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and those of the depositary under the deposit agreement will be limited to performing our respective duties in good faith and without negligence, gross negligence or willful misconduct, and neither of us will be obligated to prosecute or defend any legal proceeding relating to any depositary receipts, depositary shares or shares of preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depositary receipts, holders of depositary receipts or other persons believed to be competent to give such information, and on documents believed to be genuine and signed by a proper party.

      If the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

DESCRIPTION OF COMMON STOCK

      The following description of our common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of our debt securities or our preferred stock or upon the exercise of our warrants to purchase common stock. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and bylaws.

General

      Our authorized capital stock consists of 90,000,000 shares of common stock and 15,000,000 shares of preferred stock. There also is authorized 105,000,000 shares of excess stock, issuable in exchange for capital stock, as described below under “— Restrictions on Ownership.” At March 31, 2003, we had outstanding 40,489,296 shares of common stock. All issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

      The holders of common stock elect all directors and are entitled to one vote per share on all matters submitted to a vote of the stockholders. Stockholders are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. Upon our liquidation, dissolution or winding up, holders of common stock are entitled to share pro rata in any distribution to stockholders. Holders of common stock have no preemptive, subscription or conversion rights. The common stock will, when issued, be fully paid and nonassessable and will not be subject to preemptive or other similar rights.

      We purchased from six limited partnerships and one general partnership 14 properties in July 1992, and purchased from a trust one property in August 1993, in exchange for the issuance to the partnerships and the trust of an aggregate of 346,172 restricted shares of common stock. All of the shares issued in connection with these acquisitions are subject to piggyback registration rights under certain circumstances.

Restrictions on Ownership

      For us to qualify as a REIT, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. The shares must be beneficially owned (without reference to any rules of attribution) by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and certain other requirements must be satisfied. See “Federal Income Tax Considerations — Taxation of Commercial Net Lease Realty, Inc.”

      To ensure that five or fewer individuals do not own more than 50% in value of the outstanding common stock, our articles of incorporation provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding capital stock. Our Board of Directors may waive this ownership limit if evidence satisfactory to us and our tax counsel is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, our Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our status as a REIT.

      This ownership limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, this ownership limit may prevent any person or small group of persons from acquiring unilateral control of us.

      If the ownership, transfer or acquisition of shares of common stock, or change in our capital structure or other event or transaction would result in:

•	any person owning (applying certain attribution rules) capital stock in excess of the ownership limit,

•	fewer than 100 persons owning our capital stock,

•	our being “closely held” within the meaning of Section 856(h) of the Code, or

•	our otherwise failing to qualify as a REIT,

then the ownership, transfer or acquisition, or change in capital structure or other event or transaction that would have such effect will be void as to the purported transferee or owner, and the purported transferee or owner will not have or acquire any rights to the capital stock to the extent required to avoid such a result. Capital stock owned, transferred or proposed to be transferred in excess of the ownership limit or which would otherwise jeopardize our status as a REIT will automatically be converted to excess stock. A holder of excess stock is not entitled to distributions, voting rights, and other benefits with respect to such shares except for the right to payment of the purchase price for the shares (or, in the case of a devise or gift or similar event which results in the issuance of excess stock, the fair market value at the time of such devise or gift or event) and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee or holder of excess stock shall be repaid to us upon demand. Excess stock shall be subject to our repurchase at our election. The purchase price of any excess stock shall be equal to the lesser of:

•	the price paid in such purported transaction (or, in the case of a devise or gift or similar event resulting in the issuance of excess stock, the fair market value at the time of such devise or gift or event), or

•	the fair market value of such common stock on the date on which we or our designee determines to exercise its repurchase right.

      If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the purported transferee of any excess stock may be deemed, at our option, to have acted as an agent on our behalf in acquiring such excess stock and to hold such excess stock on our behalf.

      For purposes of our articles of incorporation, the term “person” shall mean an:

•	individual,

•	corporation,

•	partnership,

•	estate,

•	trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code),

•	portion of a trust permanently set aside to be used exclusively for the purposes described in Section 642(c) of the Code,

•	association,

•	private foundation within the meaning of Section 509(a) of the Code,

•	joint stock company or other entity, or

•	group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended;

but does not include an underwriter which participated in a public offering of our capital stock for a period of sixty (60) days following the purchase by such underwriter of capital stock therein, provided that the foregoing exclusions shall apply only if the ownership of such capital stock by such underwriter would not cause us to fail to qualify as a REIT by reason of being “closely held” within the meaning of Section 856(a) of the Code or otherwise cause us to fail to qualify as a REIT.

      All certificates representing capital stock will bear a legend referring to the restrictions described above.

      Our articles of incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5.0% of the outstanding capital stock, or such lower percentage as may be required pursuant to regulations under the Code or as may be requested by our Board of Directors, must file a written notice with us no later than January 31 of each year with respect to the prior year containing:

•	the name and address of such owner,

•	the number of shares of capital stock owned by such holder and

•	a description of how such shares are held.

      In addition, each stockholder shall be required to disclose, upon demand, to us in writing such information that we may request in good faith in order to determine our status as a REIT or to comply with the requirements of any taxing authority or governmental agency.

      The ownership limitations described above may have the effect of precluding acquisitions of control of us by a third party.

Transfer Agent

      Wachovia Bank, N.A. is the transfer agent of the common stock.

DESCRIPTION OF COMMON STOCK WARRANTS

      We may issue common stock warrants for the purchase of common stock. Common stock warrants may be issued independently or together with any of our other securities offered by any prospectus supplement and may be attached to or separate from such securities offered. Each series of common stock warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the common stock warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of common stock warrants. The following sets forth certain general terms and provisions of the common stock warrants we offer. Further terms of the common stock warrants and the applicable warrant agreements will be set forth in the applicable prospectus supplement. As of March 31, 2003 there were no warrants or rights outstanding.

      The applicable prospectus supplement will describe the terms of the common stock warrants, including, where applicable, the following:

•	the title of the common stock warrants;

•	the aggregate number of the common stock warrants;

•	the price(s) at which the common stock warrants will be issued;

•	the number of shares of common stock purchasable upon exercise of the common stock warrants;

•	the designation and terms of the other securities offered with which the common stock warrants are issued and the number of the common stock warrants issued with each security offered;

•	the date, if any, on and after which the common stock warrants and the related common stock will be separately transferable;

•	the price at which each share of common stock purchasable upon exercise of the common stock warrants may be purchased;

•	the date on which the right to exercise the common stock warrants shall commence and the date on which the right shall expire;

•	any provisions for changes to or adjustments in the exercise price of the common stock warrants;

•	the minimum or maximum amount of the common stock warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	any limitations on the acquisition or ownership of the common stock warrants which may be required in order to maintain our status as a REIT;

•	a discussion of certain federal income tax considerations; and

•	any other terms of the common stock warrants, including terms, procedures and limitations relating to the exchange and exercise of the common stock warrants.

      Reference is made to the section captioned “Description of Common Stock” for a general description of the common stock to be acquired upon the exercise of the common stock warrants, including a description of certain restrictions on the ownership of common stock.

FEDERAL INCOME TAX CONSIDERATIONS

Introduction

      The following is a summary of the material federal income tax consequences of the ownership of our capital stock, prepared by Shaw Pittman LLP, our tax counsel. This discussion is based upon the laws, regulations, and reported rulings and decisions in effect as of the date of this prospectus (or, in the case of certain regulations, proposed as of such date), all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income tax consequences applicable to all investors in light of their particular investment circumstances, or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to our operation, or to the purchase, ownership or disposition of our common stock or our preferred stock has been requested from the Internal Revenue Service or other tax authority. Shaw Pittman LLP has rendered certain opinions discussed herein and believes that if the Internal Revenue Service were to challenge the conclusions of Shaw Pittman LLP, such conclusions should prevail in court. However, opinions of counsel are not binding on the Internal Revenue Service or on the courts, and no assurance can be given that the conclusions reached by Shaw Pittman LLP would be sustained in court. Investors should consult their own tax advisors in determining the federal, state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common stock or preferred stock, the tax treatment of a REIT and the effect of potential changes in applicable tax laws.

      Taxation of Commercial Net Lease Realty, Inc.

      General. Since our inception, we have elected, and believe we have qualified, to be taxed as a REIT for federal income tax purposes, as defined in Sections 856 through 860 of the Code. The provisions of the Code pertaining to REITs are highly technical and complex. If various conditions imposed by the Code are met, a REIT is, with limited exceptions, not taxed at the corporate level on income that is currently distributed to the REIT’s stockholders. Undistributed income is taxed at regular corporate rates and may be subject to a 4% excise tax. In addition, a REIT may be subject to the “alternative minimum tax” on its items of tax preference and is subject to income tax at the highest corporate rate on income from foreclosure property and to penalty taxes on excessive unqualified income and prohibited transactions.

      If we fail to qualify as a REIT for any taxable year and certain relief provisions do not apply, we will be subject to federal income tax (including alternative minimum tax) as an ordinary corporation on our taxable income at regular corporate rates without any deduction or adjustment for distributions to holders of common stock or preferred stock. To the extent that we would, as a consequence, be subject to tax liability for any such year, the amount of cash available for satisfaction of our liabilities and for distribution to holders of common stock or preferred stock would be reduced. Distributions to holders of common stock or preferred stock generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, would be eligible for the corporate dividends received deduction, but there can be no assurance that any such distributions would be made. We would not be eligible to elect REIT status for the four subsequent taxable years, unless our failure to qualify was due to reasonable cause and not willful neglect and unless certain other requirements were satisfied.

      Opinion of Shaw Pittman LLP. Based upon representations made by our officers with respect to relevant factual matters, upon the existing Code provisions, rules and regulations promulgated thereunder (including proposed regulations) and reported administrative and judicial interpretations thereof, upon Shaw Pittman LLP’s independent review of such documents and other information as Shaw Pittman LLP deemed relevant in the circumstances and upon the assumption that we will operate in the manner described in this prospectus, Shaw Pittman LLP has advised us that, in its opinion, (a) we have, for the years 1984 through 2002, met the requirements for qualification and taxation as a REIT and (b) our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for 2003. It must be emphasized, however, that our ability to qualify as a REIT is dependent upon our actual operating results and future actions and events and no assurance can be given that the actual results of our operations and the future actions and events will enable us to satisfy in any given year the requirements for qualification and taxation as a REIT.

      Requirements for Qualification as a REIT. As discussed more fully below, the Code defines a REIT as a corporation:

•	which is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

•	which would be taxable, but for Sections 856 through 860 of the Code, as a domestic corporation;

•	which is neither a financial institution nor an insurance company;

•	the beneficial ownership of which is held by 100 or more persons;

•	which is not closely held; and

•	which meets certain other tests regarding the nature of its assets and income and the amount of its distributions.

      Corporate Subsidiaries and Partnerships. We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT, unless we and the subsidiary have jointly elected to have it treated as a “taxable REIT subsidiary” (“TRS”), in which case it is treated separately from us and will be subject to federal corporate income taxation. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our direct corporate subsidiaries are qualified REIT subsidiaries, except for those which are TRSs. Accordingly, the direct corporate subsidiaries are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

      A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly, are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      Ownership Tests. More specifically, the ownership requirements that we must satisfy as a REIT are that (a) during the last half of each taxable year not more than 50% of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals and (b) there must be at least 100 stockholders on at least 335 days of such 12-month taxable year (or a proportionate number of days of a short taxable year). In order to meet these requirements, or to otherwise obtain, maintain or reestablish REIT status, and for no other purpose, our articles of incorporation empower our Board of Directors to redeem, at its option, a sufficient number of shares or to restrict the transfer thereof to bring or to maintain the ownership of our shares in conformity with the requirements of the Code. The redemption price to be paid will be fair market value as reflected in the latest quotations, or, if no quotations are available, the net asset value of the shares as determined by our Board of Directors.

      Under our articles of incorporation, each holder of our capital stock is required, upon demand, to disclose to our Board of Directors in writing such information with respect to direct and indirect ownership of our shares as the Board of Directors deems necessary to comply with provisions of the Code applicable to us, or to comply with the requirements of any other appropriate taxing authority. Certain Treasury regulations govern the method by which we are required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could subject us to substantial penalties. We have represented that we have met, and expect to meet, these stock ownership requirements for each taxable year.

      Asset Tests. At the end of each quarter of our taxable year, at least 75% of the value of our total assets must consist of “real estate assets,” cash and cash items (including receivables) and government securities. The balance of our assets generally may be invested without restriction, except that holdings of securities not within the 75% class of assets generally must not, with respect to any issuer except a TRS, exceed 5% of the value of our assets or 10% of the voting power or value of the issuer’s outstanding securities. In addition, our combined securities holdings in TRSs cannot exceed 20% of our total assets. The term “real estate assets” includes real property, interests in real property, leaseholds of land or improvements thereon, and any property attributable to the temporary investment of new capital (but only if such property is stock or a debt instrument and only for the one-year period beginning on the date we receive such capital). We have represented that at the end of each quarter we have met, and expect in the future to continue to meet, this asset test.

      Income Tests. We currently must meet two separate tests with respect to our sources of income for each taxable year. In general, at least 75% of our gross income (excluding income from prohibited transactions) for each taxable year must be from rents from real property, interest on obligations secured by mortgages on real property, gains from the sale or other disposition of real property and certain other sources. In addition, we must derive at least 95% of our gross income (excluding income from prohibited transactions) for each taxable year from any combination of the items of income which qualify under the 75% test, from dividends and interest and from gains from the sale, exchange or other disposition of certain stocks and securities.

      Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts of sales. Our leases provide for either fixed rent, sometimes with scheduled escalations, or a fixed minimum rent and a percentage of gross receipts in excess of some threshold. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if we, or an owner of 10% or more of our aggregate capital stock, directly or constructively own 10% or more of such tenant (referred to as a “related party tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” We anticipate that none of our gross annual income will be considered attributable to rents that are based in whole or in part on the income or profits of any person; that no more than a de minimis amount of our gross annual income will be considered attributable to the rental of personal property; and that none of our gross annual income will be from related party tenants. Finally, for rents received to qualify as “rents from real property,” we generally must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” from whom we derive no revenue or a TRS. The “independent contractor” or TRS requirement, however, does not apply to the extent the services provided by us are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, we are currently permitted to earn up to one percent of our gross income from tenants, determined on a property-by-property basis, by furnishing services that are noncustomary or provided directly to the tenants, without causing the rental income to fail to quality as rents from real property. We will provide certain services with respect to our properties. We do not anticipate that any of these services will be (a) of a type other than those usually or customarily rendered in connection with the rental space for occupancy only or (b) of a type considered rendered to any of the occupants of our properties.

      Should we fail to satisfy either or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT if:

•	such failure is due to reasonable cause and not willful neglect;

•	we report the nature and amount of each item of our income on a schedule attached to our tax return for such year; and

•	the reporting of any incorrect information is not due to fraud with intent to evade tax.

However, even if these three requirements were met and we were not disqualified, a penalty tax of 100% would be imposed by reference to the amount by which we failed the 75% or 95% test (whichever amount is greater).

      Distribution Requirements. We must distribute annually to our stockholders ordinary income dividends in an amount equal to at least:

•	90% of the sum of (i) our “real estate investment trust taxable income” (before deduction of dividends paid and excluding any net capital gains) and (ii) the excess of net income from foreclosure property over the tax on such income, minus

•	certain excess non-cash income.

      Real estate investment trust taxable income generally is our taxable income computed as if we were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate or, if declared before the timely filing of our tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our real estate investment trust taxable income, as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of:

•	85% of our ordinary income,

•	95% of our net capital gain net income for such year and

•	any undistributed taxable income from prior periods,

we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

      We have represented that we have made and intend to make distributions to stockholders that will be sufficient to meet the annual distribution requirements. Under some circumstances, however, it is possible that we may not have sufficient funds from our operations to pay cash dividends to satisfy these distribution requirements. If the cash available to us is insufficient, we might raise cash in order to make the distributions by borrowing funds, issuing new securities or selling assets. If we ultimately were unable to satisfy the 90% distribution requirement, we would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation without any deduction or adjustment for distributions to holders of common stock or preferred stock.

      If we were to fail to meet the 90% distribution requirement as a result of an adjustment to our tax returns by the Internal Revenue Service, we could maintain our qualification as a REIT by paying a “deficiency dividend” (plus a penalty and interest) within a specified period which will be permitted as a deduction in the taxable year with respect to which the adjustment is made.

      Distributions to Holders of Preferred Stock. Distributions with respect to our preferred stock will be taxable as described below in “— Taxation of Taxable Domestic Stockholders,” “— Taxation of Tax-Exempt Stockholders” and “— Taxation of Foreign Stockholders.”

      Redemption or Conversion of Preferred Stock to Common Stock. Assuming that preferred stock will not be redeemed or converted at a time when there are distributions in arrears, in general, no gain or loss will be recognized for federal income tax purposes upon the redemption or conversion of our preferred stock at the option of the holder solely into common stock. The basis that a holder will have for tax purposes in the common stock received will be equal to the adjusted basis the holder had in the preferred stock so redeemed or converted and, provided that the preferred stock was held as a capital asset, the holding period for the common stock received will include the holding period for the preferred stock redeemed or converted. A holder, however, will generally recognize gain or loss on the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted basis in such fractional share.

      If a redemption or conversion occurs when there is a dividend arrearage on the preferred stock and the fair market value of the common stock exceeds the issue price of the preferred stock, a portion of the common stock received might be treated as a dividend distribution taxable as ordinary income.

      Adjustments to Conversion Price. Under section 305 of the Code, holders of preferred stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend where the conversion ratio is adjusted to reflect a cash or property distribution with respect to the common stock into which it is convertible. An adjustment to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the preferred stock may not qualify as being pursuant to a bona fide, reasonable adjustment formula. If a nonqualifying adjustment were made, the holders of preferred stock might be deemed to have received a taxable stock dividend.

      Taxation of Taxable Domestic Stockholders. For any taxable year in which we qualify as a REIT for federal income tax purposes, our distributions to our stockholders that are United States persons (generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation) generally will be taxed as ordinary income. Amounts received by such United States persons that we have properly designated as capital gain dividends generally will be taxed as long-term capital gain (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his common stock or preferred stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations. Distributions to such United States persons in excess of our current or accumulated earnings and profits will be considered first a tax-free return of capital, reducing the tax basis of each stockholder’s common stock or preferred stock and then, to the extent the distribution exceeds each stockholder’s basis, a gain realized from the sale of common stock or preferred stock. We will notify each stockholder as to the portions of each distribution which, in our judgment, constitute ordinary income, capital gain or return of capital. Any dividend that is (a) declared by us in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (b) actually paid by us in January of the following year, shall be deemed to have been both paid by us and received by the stockholders on December 31 of such calendar year and, as a result, will be includable in gross income of the stockholders for the taxable year which includes such December 31.

      Stockholders may not deduct on their income tax returns any net operating or net capital losses we may have. We may carry forward net operating losses for 20 years and may use such losses to reduce taxable income and the amounts that we will be required to distribute in order to remain qualified as a REIT. We may carry forward net capital losses for five years and we may use such losses to reduce capital gains. Losses not used within the relevant period expire.

      Upon the sale or other disposition of our common stock or preferred stock, a stockholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of the shares involved in the transaction. Such gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the shares involved have been held for more than one year. In addition, if a stockholder receives a capital gain dividend with respect to a share of common stock or preferred stock which he has held for six months or less at the time of sale or other disposition, any loss recognized by the stockholder will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

      Distributions from us and gain from the disposition of common stock or preferred stock will not be treated as passive activity income and, therefore, stockholders will not be able to apply any passive activity losses against such income. Dividends from us (to the extent they do not constitute a return of capital or capital gain dividends) and, on an elective basis, capital gain dividends and gain from the disposition of common stock or preferred stock generally will be treated as investment income for purposes of the investment income limitation.

      The state and local income tax treatment of us and our stockholders may not conform to the federal income tax treatment described above. (For example, in most states, individual stockholders who are residents of the state will be subject to state income tax on dividends and gains on their shares in us, but the state of Delaware — unlike most, if not all, other states — also taxes nonresident stockholders of a REIT on dividends and gains from the REIT to the extent, if any, that such income is attributable to property located in Delaware.) As a result, investors should consult their own tax advisors for an explanation of how other state and local tax laws would affect their investment in common stock or preferred stock.

      Backup Withholding. We will report to our stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 30% for 2003 and lesser rates in future years with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to us.

      Taxation of Tax-Exempt Stockholders. Distributions by us to a stockholder that is a tax-exempt entity generally will not constitute “unrelated business taxable income” (“UBTI”) as defined in Section 512(a) of the Code, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, qualified trusts that hold more than 10% (by value) of the shares of certain REITs may be required to treat a certain percentage of the distributions of such REITs as UBTI. The conditions which trigger this requirement do not currently exist, and we do not anticipate that they will ever exist. This requirement will apply only if (a) we would not qualify as a REIT for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares being held by qualified trusts and (b) we are “predominantly held” by qualified trusts. A REIT is predominantly held if either (i) a single qualified trust holds more than 25% by value of the REIT interests or (ii) one or more qualified trusts, each owning more than 10% by value of the REIT interests, hold in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (ii) the total gross income (less certain associated expenses of the REIT). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year. For these purposes, a qualified trust is any trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if we are able to satisfy the five or fewer requirements without relying upon the “look-through” exception. The existing restrictions on ownership of shares in our articles of incorporation will prevent the application of the provisions treating a portion of the REIT distributions as UBTI to tax-exempt entities purchasing shares pursuant to the offering, absent a waiver of the restrictions by our Board of Directors.

      Taxation of Foreign Stockholders. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign participants and other foreign stockholders (collectively, “Non-U.S. Stockholders”) are complex, and no attempt will be made herein to provide more than a summary of such rules. The following discussion assumes that the income from investment in the capital stock will not be effectively connected with the Non-U.S. Stockholders’ conduct of a United States trade or business. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local laws with regard to an investment in capital stock, including any reporting requirements.

      Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current and accumulated earnings and profits. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax. A number of U.S. tax treaties that reduce the rate of withholding tax on corporate dividends do not reduce, or reduce to a lesser extent, the rate of withholding applied to dividends from a REIT. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions paid to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and the Non-U.S. Stockholder files IRS Form W-8BEN with us and, if the capital stock is not traded on an established securities market, acquires a taxpayer identification number from the Internal Revenue Service or (ii) the Non-U.S. Stockholder files IRS Form W-8ECJ with us with our claim that the distribution is effectively connected income. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholders’ shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of the shares, as described below. If it cannot be determined at the time a distribution is paid whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate of 30%. However, a Non-U.S. Stockholder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. Such distributions will generally be subject to a 10% withholding tax, which may be refunded to the extent it exceeds the shareholder’s actual U.S. tax liability, provided the required information is furnished to the Internal Revenue Service.

      For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a United States business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. We are required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder’s FIRPTA tax liability.

      Gain recognized by a Non-U.S. Stockholder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. We currently believe that we are, and expect to continue to be, a “domestically controlled REIT,” and in such case the sale of shares would not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA nonetheless will be taxable to a Non-U.S. Stockholder if (i) investment in the shares is treated as “effectively connected” with the Non-U.S. Stockholders’ U.S. trade or business, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. Effectively connected gain realized by a foreign corporate shareholder may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price.

PLAN OF DISTRIBUTION

      We may sell our securities to one or more underwriters for public offering and sale by them or may sell the offered securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the offered securities will be named in the applicable prospectus supplement.

      Underwriters may offer and sell our securities at a fixed price or prices, which may be changed, related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell our securities upon the terms and conditions set forth in an applicable prospectus supplement. In connection with the sale of our securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of our securities for whom they may act as agent. Underwriters may sell our securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters or commissions from the purchasers for whom they may act as agent.

      Any underwriting compensation we pay to underwriters or agents in connection with the offering of our securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the our securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

      If so indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by certain institutions to purchase our securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall be not less or more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the offered securities covered by its contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the offered securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of our securities less the principal amount thereof covered by contracts.

      Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

      The securities may or may not be listed on a national securities exchange or traded in the over-the-counter market. No assurance can be given as to the liquidity of the trading market for any such securities.

      If underwriters or dealers are used in the sale, until the distribution of the securities is completed, the SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offerings (in other words, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement. The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, the representatives of any underwriters may determine not to engage in such transactions or that such transactions, once commenced, may be discontinued without notice.

LEGAL MATTERS

      The validity of our securities will be passed upon for us by Shaw Pittman LLP, Washington, D.C., a law partnership including professional corporations. In addition, the description of federal income tax consequences contained in this Prospectus is based upon the opinion of Shaw Pittman LLP.

EXPERTS

      The consolidated balance sheets and financial statement schedules of Commercial Net Lease Realty, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders’ equity and statements of cash flows for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein, and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.